OPERATING AGREEMENT

OF

ELIOT'S ADULT NUT BUTTERS LLC

An Oregon Limited Liability Company

       This OPERATING AGREEMENT (this "Agreement") is made and entered into effective __10/16_____, 2013, by and between Eliot's Adult Nut Butters LLC (the "Company"), an Oregon limited liability company, and Michael A. Kanter (the "Member").

SECTION 1. THE LIMITED LIABILITY COMPANY

      1.1   **Formation.** Effective __10/16/2013__, an Oregon limited liability company was formed under the name Eliot's Adult Nut Butters LLC by filing Articles of Organization with the Oregon Secretary of State. The rights and obligations of the Member are as provided in the Oregon Limited Liability Company Act (the "LLC Act") except as otherwise expressly provided in this Agreement.

      1.2   **Name.** The business of the Company will be conducted under the name Eliot's Adult Nut Butters LLC.

      1.3   **Purpose.** The purpose of the Company is to conduct or promote any lawful business and to engage in all activities incidental to that purpose.

      1.4   **Offices.** The Company maintains its principal business office in Oregon at 39 NE Thompson Street, Portland, OR 97212

      1.5   **Registered Agent.** Michael A. Kanter is the Company's initial registered agent in Oregon and the registered office will be at 39 NE Thompson Street, Portland, OR 97212

      1.6   **Term.** The term of the Company commenced on __10/16____, 2013, and will continue until terminated as provided in this Agreement.

      1.7   **Name and Address of Member.** The Member's name and address are Michael A. Kanter, 39 NE Thompson Street, Portland, OR 97212.

      1.8   **Admission of Additional Members.** No additional members may be admitted to the Company without the prior approval of the Member.

SECTION 2. CAPITAL CONTRIBUTIONS

2.1 **Initial Capital Contribution.** Assets (subject to the liabilities) described in Appendix A to this Agreement have been contributed to the Company as initial capital contributions.

2.2 **Additional Capital Contributions.** Additional Capital Contributions may be made from time to time in such amounts as the Member deems necessary.

SECTION 3. ALLOCATION OF PROFITS AND LOSSES; DISTRIBUTIONS

3.1 **Allocations of Income and Loss.** All items of income, gain, loss, deduction, and credit will be allocated 100% to the Member. For federal and state income tax purposes, all items of Company income, gain, loss, and deduction will be reported on the Member's tax returns.

3.2 **Distributions.** No distribution may be made to the Member if, after giving effect to the distribution, in the judgment of the Member, either (a) the Company would not be able to pay its debts as they become due in the ordinary course of business or (b) the fair value of the total assets of the Company would not at least equal its total liabilities. Subject to the foregoing limitation, the Company will make distributions to the Member in such amounts and at such times as the Member determines.

POWERS AND DUTIES OF THE MEMBER

4.1 **Management of Company.** The Company is a member-managed limited liability company. The management and control of the Company and its business and affairs will be vested in the Member. The Member will have all the rights and powers that may be possessed by a member in a member-managed limited liability company pursuant to the LLC Act and the rights and powers that are otherwise conferred by law or are necessary, advisable, or convenient to the discharge of the Member's duties under this Agreement and to the management of the business and affairs of the Company. Without limiting the generality of the foregoing, the Member will have the following rights and powers (which the Member may exercise at the cost, expense, and risk of the Company):

(a)   To expend the funds of the Company in furtherance of the Company's business;

(b)   To perform all acts necessary to manage and operate the business of the Company, including engaging such persons as the Member deems advisable to manage the Company;

(c)   To execute, deliver, and perform on behalf of and in the name of the Company any and all agreements and documents deemed necessary or desirable by the Member to carry out the business of the Company, including any lease, deed, easement, bill of sale, mortgage, trust deed, security agreement, contract of sale, or other document conveying, leasing, or granting a security interest in the interest of the Company in any of its assets, or any part thereof, whether held in the Company's name, the name of the Member, or otherwise, and no other signature or signatures will be required; and

(d)   To borrow or raise money on behalf of the Company in the Company's name or in the name of the Member for the benefit of the Company and, from time to time, to draw, make, accept, endorse, execute, and issue promissory notes, drafts, checks, and other negotiable or nonnegotiable instruments and evidences of indebtedness, and to secure the payment of that indebtedness by mortgage, security agreement, pledge, or conveyance or assignment in trust of the whole or any part of the assets of the Company, including contract rights.

4.2   Limitation on Liability of Member. To the maximum extent permitted under the LLC Act, the Member will not have any liability to the Company for any loss suffered by the Company that arises out of any action or inaction of the Member if the Member, in good faith, determined that the course of conduct was in the best interests of the Company.

4.3   Indemnification of Member. To the maximum extent permitted under the LLC Act, the Member is entitled to be indemnified by the Company against any losses, judgments, liabilities, expenses, and amounts paid in settlement of any claims sustained against the Company or against the Member in connection with the Company. The satisfaction of any indemnification and any saving harmless will be from, and limited to, Company assets, and the Member will not have any personal liability on account of that indemnification.

4.4   Dealing with the Company. The Member, and any affiliates of the Member, may deal with the Company by providing or receiving property and services to or from the Company, and may receive from others or from the Company normal profits, compensation, commissions, or other income incident to such dealings.

4.5   Loans. The Member may, but will not be obligated to, make loans to the Company to cover the Company's cash requirements, and those loans will bear interest at a rate determined by the Member.

SECTION 5. COMPENSATION AND REIMBURSEMENT OF EXPENSES

5.1   Organization Expenses. The Company will pay all expenses incurred in connection with organization of the Company.

5.2   Other Company Expenses. The Member will charge the Company for the Member's actual out-of-pocket expenses incurred in connection with the Company's business.

5.3   Compensation. The Member will be paid such compensation by the Company as is specifically authorized by the Member.

SECTION 6. BOOKS OF ACCOUNT AND BANKING

6.1   Books of Account. The Company's books and records and this Agreement will be maintained at the principal office of the Company. The Member will keep and maintain books and records of the operations of the Company that are appropriate and adequate for the Company's business and for carrying out this Agreement.

6.2 Banking. All funds of the Company are to be deposited in a separate bank account or in an account or accounts of a savings and loan association as determined by the Member. Those funds may be withdrawn from such account or accounts on the signature of the person or persons designated by the Member.

SECTION 7. DISSOLUTION AND WINDING UP OF THE COMPANY

7.1 Dissolution. The Company will be dissolved on the occurrence of any of the following events:

(a) The express determination of the Member to dissolve the Company; or

(b) By operation of law.

7.2 Winding Up. On the dissolution of the Company, the Member will take full account of the Company's assets and liabilities; the assets will be liquidated as promptly as is consistent with obtaining their fair value; and the proceeds, to the extent sufficient to pay the Company's obligations with respect to such liquidation, will be applied and distributed in the following order:

(a) To payment and discharge of the expenses of liquidation and of all the Company's debts and liabilities, including debts and liabilities owed to the Member; and

(b) To the Member.

SECTION 8. GENERAL PROVISIONS

8.1 Amendments. Any proposed amendment will be adopted and become effective as an amendment only on the written approval of the Member.

8.2 Governing Law. This Agreement and the rights of the parties under it will be governed by and interpreted in accordance with the laws of the state of Oregon (without regard to principles of conflicts of law).

The parties enter into this Agreement as of the date first written above.

MEMBER:	COMPANY:
MICHAEL A. KANTER	ELIOT'S ADULT NUT BUTTER LLC
	DocuSigned by:
___________________________	By: ___________________________
	E878CD5EBF724EF...
	Michael A. Kanter, Member

APPENDIX A
SCHEDULE OF ASSETS AND LIABILITIES

<u>Assets:</u>

    Cash: $5,000